Filed by New Focus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: New Focus, Inc.
Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus. On October 29, 2003, New Focus posted the following slide presentation regarding the Merger on its website.

US Presentation

October 2003

Disclaimer

            Information regarding Bookham in this presentation has been provided by Bookham.  Any remarks in this presentation about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The
Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in the proxy statement / prospectus on Form F-4 filed by
Bookham, Bookham’s Annual Report on Form 20-F for the year ended December 31,
2002, as amended, and New Focus’s Annual Report on Form 10-K, as amended, each of which is on file with the Securities and Exchange Commission.  Forward-looking statements represent Bookham’s or New Focus’s, as the case may be, estimates as of the date made, and should not be relied upon as representing Bookham’s or New Focus’s, as the case may be, estimates as of any subsequent date.  While Bookham or New Focus may elect to update forward-looking statements in the future, each disclaims any obligation to do so.  Certain information contained herein includes non-GAAP financial measures.

For information regarding the Bookham’s results on a US and UK GAAP basis and a reconciliation of the non-GAAP measures included herein with such results, see the tables included at the end of this presentation.

Agenda

Recent highlights

Bookham overview

New Focus overview

Financials

Summary

All US dollar numbers have been translated at £1 = $1.61 for the convenience of the reader

Recent highlights

Revenues $37.1 million, up 10% from Q2

Strong quarter-on-quarter improvement in performance

14% improvement in gross margin, near breakeven

11% reduction in operating expenses (excluding exceptionals)

25% reduction in operating loss

Cost reduction initiatives completed

Ottawa fab closed ahead of schedule and products transferred to Caswell

ASOC silicon wafer fab facility in Milton, UK, closed

Reallocation of R&D spending and restructuring to reduce manufacturing overheads

Additional G&A overhead reductions completed

Two strategic acquisitions announced

New Focus

Ignis Optics…..closed October 7 2003

Stage set for:

Lower cost structure

Expanding revenue opportunities

Bookham overview

Key facts

Founded in 1988

1998: First commercial products (transceivers)

1998: Intel and Cisco invest in Bookham

April 2000: Traded on NASDAQ and London Stock Exchange (LSE)

Feb 2002: Acquired Marconi’s optical component business

Fab and actives; Became a player in tunable lasers and modulators

November 2002: Acquired Nortel Networks Optical Components

Acquired one of largest product lines in the industry

December 2002: Gained number 2 position worldwide in telecom optical components

July 2003: Acquired Cierra Photonics (thin film filters)

August 2003: Completed consolidation of former Nortel facilities

September 2003: proposed acquisition of New Focus and acquired Ignis
Optics (TxRx)

Current Bookham positioning

No. 2 in telecom optical components

Most comprehensive, end-to-end product portfolio of active
components and amplifiers

Strong, Blue Chip customer base

Strategic relationship (supply and R&D agreements) with
Nortel, the No. 1 optical systems vendor

Emerging, non-telecom optical business leveraging existing
Bookham technologies

Efficient, integrated manufacturing capability

Proven ability to acquire and consolidate (Nortel, Marconi,
Cierra) – additional value enhancing opportunities available

Strong competitive positioning vs. its competitors

Q2 2003 Telecom Optical Components Revenues
(estimates; excludes datacom and other revenues)
$ in Millions
$70
$60
$50
$40
$30
$20
$10
$0
JDSU (comms)
Bookham
Avanex (pro-forma)
Hitachi Opnext/Cable
NEC
Fujitsu

www.bookham.com
Thinking optical solutions

Number 2 in telecom optical components

Others
9%
Nortel
18%
Ciena
4%
Cisco
5%
Marconi
6%
Alcatel
15%
Siemens
7%
NEC
8%
Huawei
8%
Fujitsu
8%
Lucent
12%

www.bookham.com

Thinking optical solutions

Optical networking market
shares (sales Q2 2003)

Strong Blue Chip customer base

Source: Dell’Oro Sept 2003 & company estimate

Key customer penetration

Nortel

Marconi

Supply agreements – guaranteed
revenues

Expanding position with other Tier 1
customers (e.g. Huawei)

12% Q-on-Q revenue growth of other
customers

NORTEL NETWORKS

Marconi

www.bookham.com

Thinking optical solutions

Strategic relationship with Nortel
and Marconi (supply contracts)

No. 1 market share in optical
systems

3 year supply agreement

Minimum commitment

85% to 65% TxRx

65% to 50% amplifiers

Other product areas: preferred
customer status

$20 million per quarter first 6
quarters

Part of acquisition Nov 02

Significant progress with new
design-wins

Leading market share within
European countries

$45 million take or pay supply
contract as part of Feb 02
acquisition

$12 million commitment remaining
at 28 September 03

Strategy: going forward

Leverage position of market leadership to gain share in
telecom

Secure revenue base (supply agreements)

Sell ex-NNOC products to all other customers

Forward-integrate into subsystems (create barriers to entry)

Use technology depth to deliver differentiation in cost, space and power consumption

Exploit consolidation opportunities to gain added scale

Develop non-telecom business

Continue growth of MMICs

Expand into related opportunities in industrial, military and aerospace

Expand into datacom

New Focus would add non-telco revenues

Implement competitive cost structure

Deliver on restructuring targets

Realize scale benefits (R&D, manufacturing)

Continuing cost-reduction

Non-Telco markets & products

Strategy is to deliver existing technology customised to alternative markets that value it – spreading fixed manufacturing costs and R&D know-how

Leverages increased revenue and cash from existing facilities with minimal incremental investment

Key targets:

MMICs > military and aerospace – a current business (25 year heritage)

High power GaAs lasers > industrial – Q1 2004 start

Datacom where crossover with Telecom

TX/RX > military customers

High profit-margin business

Transaction with New Focus would accelerate development of non telecom optical business and reduce dependency on major telecom customers

Non-telecom revenues in 2004 expected to be over 30% of total Bookham revenues

Kanata, Canada

R&D

Milton, UK

HQ

Paignton, UK

Main A&T
facility

240k sq ft

92k sq ft clean
room

Established
1970s

Zurich, Switzerland

980 Pump Laser Chip

Caswell, UK

Main GaAs

and InP fab

180k sq ft

37k sq ft clean
room

Established
1940s

Bookham facilities

Santa Rosa, US

TFF

San Jose, US

XFP/SFP

New Focus overview

Proposed acquisition of New Focus
by Bookham - transaction highlights

All-share acquisition of New Focus by Bookham

Bookham would acquire New Focus for $191 million (£118 million) in stock

84 million shares, including assumed exercise of options (fixed 1.2015 exchange ratio)

Cash distribution of approximately $140 million (£86 million) million to New Focus stockholders

27.4% pro forma ownership for current stockholders of New Focus

Acquisition would give Bookham:

$25 million per year non-telecom optical components/RF business

New Focus business which is progressing towards breakeven with improving margins and revenue growth prospects

$105 million (£65 million) of cash on closing balance sheet

Low-cost China manufacturing facility

Transaction expected to accelerate development of non-telecom optical business and reduce dependency on major telecom customers

Non-telecom revenues in 2004 expected to be approximately 30% of total Bookham revenues

Estimated closing date late 2003 or early 2004

Expands customer base

Nortel

57%

Marconi

14%

Others

including Huawei

29%

Bookham

Bookham Pro forma

Nortel

47%

Marconi

11%

Others

25%

New Focus

Customers

17%

Q3 2003

including Huawei

Bookham
TECHNOLOGY

DIVERSIFIED MARKETS

Telecom T&M
Semicon
Industrial
Biotech/Medical
Defense

ASML

LeCroy

KLA-Tencor

NASA Jet Propulsion Laboratory
California Institute of Technology

www.bookham.com Thinking optical solutions

Diversified Blue Chip customers

Several

Tier-1 defense

contractors

Other major semiconductor

capital equipment OEMs

Bookham
TECHNOLOGY

www.bookham.com
Thinking optical solutions

New Focus facilities

Location: San Jose, CA

Size: 60k sq ft

Location: Shenzhen, China

Size: 247k sq ft

San Jose

Technical/business presence – important
asset for Bookham’s planned expansion
strategy

Two facilities: room for either expansion
or cost-reduction

China

State-of-the-art facility in Shenzhen Free
Trade Zone, close to Huawei and  with
prime location overlooking Hong-Kong
(currently empty)

Financials

Management believes that the presentation of the information in the following slides is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Financial highlights – Q3 2003

Revenues $37.1 million, up 10% on Q2 2003

Nortel Networks and Marconi Communications represented 57%
and 14% of revenues respectively, with Huawei as third largest customer

Charges of $23.6 million, fab closure Ottawa and Milton

Net loss of $22.7 million (excluding charges) compared with $25.5 million in Q2 2003 (11% improvement)

Cash burn of $36.9 million (operating basis improved Q2 – Q3)

Summary P&L account
US GAAP ($ million)

Revenue growth was
across products and
customers

Gross loss improved by
reductions in
manufacturing overhead

Gross margin improved

(14 points on Q2)

Opex down 11%
from Q2

Net loss excluding
charges down 11%

* Excluding charges

Q4 02

Q1 03

Q2 03

Q3 03

Net revenues

$23.0

$33.9

$33.9

$37.1

Gross (loss) profit*

(9.1)

(8.0)

(5.0)

(0.5)

Gross margin %

(40%)

(24%)

(15%)

(1.5%)

OPEX*

(23.4)

(26.2)

(23.7)

(21.2)

Operating Loss*

(32.5)

(34.2)

(28.7)

(21.7)

Other income

(expense)

0.6

(0.5)

3.2

(1.0)

Charges

(49.7)

(4.9)

(3.0)

(23.6)

Net Loss

(excluding charges)

(31.9)

(34.7)

(25.5)

(22.7)

Net Loss

(with charges)

$(81.6)

$(39.6)

$(28.5)

$(46.3)

Balance sheet: solid financial position
US GAAP ($ million)

Debtors (A/R)
improving: 113 Dec;
65 September

Inventory generates
$4.6 million cash in
Q3

Capital spending
$3.8 million in Q3
($7.1 million in Q2)

Note: Year end reclassification on NNOC purchase price to inventory from intangibles and fixed assets

Jun 03

Sept 03

Cash

$114.1

$77.2

Accounts receivables

23.8

26.6

Inventory

26.8

22.2

Net current assets

$122.2

$80.0

Long term liabilities

(54.4)

(54.9)

Net assets

$180.7

$138.2

60.0
50.0
40.0
30.0
20.0
10.0
0.0
$M
Q4/02
Q1/03
Q2/03
Q3/03
Absolute Cashburn
Operating Cashburn

www.bookham.com
Thinking optical solutions

Continue to drive operating efficiencies $ million

Underlying operating cashburn

Operating cashburn defined as EDITDA, excluding exceptional charges + inventory benefit

Operating Cashburn

Q1/03

$25.5

Q2/03

$16.1

Q3/03

$13.3

-

16%

Ohd Red'n (Q1/03 Vs Q2/03)

-

24%

Ohd Red'n (Q1/03 Vs Q3/03)

- Continued Inventory sales

Financial impact
Pro-forma income statement (in $US million)

1.

Excludes charges which generally have included restructuring costs

2.

Represents earnings before interest, taxes, depreciation and amortisation and excluding charges

N.B      Translated solely for  the convenience of the reader at the rate of $1.61 = £1

Anticipated next steps

Announced restructurings

            Bookham

- Ottawa fab closure

- Other Bookham cost
reductions

New Focus

- Q3 staff reductions

Anticipated synergies of
G&A consolidation of New
Focus

Anticipated growth
through market share
gains and expansion of
non-telecom revenues

Q3 2003

Bookham

New Focus

Combined

Revenue

$37.1

$7.7

$44.8

Cost of Sales

(1)

37.6

5.0

42.6

Gross Profit (Loss)

(1)

(0.5)

2.7

2.2

R&D

(1)

11.5

1.9

13.4

SG&A

(1)

9.7

4.1

13.8

Operating Income (Loss)

(1)

($21.7)

($3.3)

($25.0)

Operating Cash Flow

(2)

(17.9)

(2.5)

(20.4)

Financial impact
Summary balance sheet (in $US million)

(1) New Focus cash figure is post distribution of $140m (and potential proceeds from New Focus option exercises)  but excludes deal costs estimated at $12.1 m.

N.B. Translated solely for  the convenience of the reader at the rate of $1.61 = £1

Pro-forma 28 September 2003

Bookham

New Focus (1)

Combined

Cash & short term investments

$77.2

$109.7

$186.9

Accounts Receivable

26.6

3.2

29.8

Inventory

22.2

3.3

25.5

Net Current Assets

80.0

106.1

186.1

Long-Term Liabilities

(54.9)

(11.3)

(66.2)

Net Assets

138.2

117.2

255.4

Outlook

Q4 03 revenue projection:  $38 million to $41 million
up 3% to 10%

Gross margin improvement 5 to 10 percentage points

Exceptionals projection: $3 million to $5 million

            (credits from asset sales coupled with R&D tax credit recognition)

Q4 03 cash burn projection including exceptionals under
$15 million

New Focus acquisition timing expected late 2003 or early
2004. Cash costs and charges not considered in outlook
for Q4

Summary

Strong market position: #2 in telecom, which would be
balanced outside of telecom

Strong and expanding telecom customer base
(NT/MONI/Huawei), which would be significantly de-risked

Strong revenue base (supply agreements)

Strong product line-up

Strong manufacturing base; proposed transaction would add
low-cost manufacturing site

Operational execution

Deep management expertise

Strong financial position

Record of consolidation and successful integration

Bookham TECHNOLOGY

Bookham TECHNOLOGY

Thinking optical solutions

www.bookham.com

Thinking optical solutions

Additional Information And Where To Find It

On October 22, 2003, Bookham Technology, Inc. filed a Registration Statement on Form F-4 with the
Securities and Exchange Commission in connection with the merger transaction involving Bookham
Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction.  Investors and security holders are urged to read this filing because it contains important information about the merger.  Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities
and Exchange Commission’s web site at www.sec.gov.   In addition, investors and security holders may
obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham
Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.  Investors
and security holders may obtain free copies of the documents filed with the Securities and Exchange
Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above.  Additional information regarding the directors and executive officers of Bookham Technology is also included in
Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and
Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003.  This
document is available free of charge at the Securities and Exchange Commission’s web site at
www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at
+ 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above.  Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the
Securities and Exchange Commission on or about April 11, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.